FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of:  January, 2003
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Commission File Number:  029718
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Las Vegas From Home.com Entertainment Inc.
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(Translation of registrant's name into English)

1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---





NEWS RELEASE


Symbols:  LVH.TSX Venture Exchange
	  LVFHF.OTC Bulletin Board
	  LVH.Berlin Stock Exchange

January 6, 2003


Further to the Company's News Release dated November 4, 2002 the Company wishes to announce that pursuant to the Licensing Agreement with Lucky 1 Enterprises Inc. ("Lucky"), the Company has received the agreed License Fee of Canadian $200,000 from Lucky for the development costs of certain gaming software consisting of three games, as a result of which, the certain gaming software consisting of three games is now equally owned by the Company and Lucky.



FOR MORE INFORMATION ON THE COMPANY, PLEASE
CONTACT US AT TELEPHONE NUMBER (604) 681-0204,
OR VISIT OUR WEBSITE AT WWW.LVFH.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
_____________________________
Bedo H. Kalpakian, Chairman


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND
DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY
OR ACCURACY OF THIS RELEASE.



Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Las Vegas From Home.com Entertainment Inc.
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(Registrant)

By:	"Bedo H. Kalpakian"
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	(BEDO H. KALPAKIAN, Chairman)

Date:	January 7, 2003
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